UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 3, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein are the unaudited consolidated financial statements of the registrant for the second quarter 2011, and management’s discussion and analysis of financial condition and results of operations for second quarter of 2011.

On November 2, 2011, following the approval by the compensation committee and audit committee of D. Medical Industries Ltd. (the "Company"), the Company's board of directors approved the re-pricing of outstanding options to purchase ordinary shares of the Company, subject to certain conditions, including, among others, that the total revenues from sales to unaffiliated parties during the period commencing April 1, 2012 and until March 31, 2013 shall be not less than US$3 million  (the "Re-Pricing Conditions"). If the Re-Pricing Conditions are met, the exercise price of options to purchase the Company's ordinary shares, previously granted to the Company's directors, employees and consultants, shall be adjusted to 7.962 NIS (approximately US$2.161). The new exercise price is equal to the closing price of the Company's ordinary shares on the Tel Aviv Stock Exchange on November 2, 2011. The Re-Pricing of options held by directors of the Company is subject to the approval of the Company's shareholders. The Company's board of directors also approved the grant to certain employees of the Company, of a total of 64,600 new options to purchase ordinary share of the Company (with an exercise price of 25.33 NIS (approximately US$6.878)), under the Company's 2005 share option plan. The re-pricing shall apply to these new options as well (subject to the Re-Pricing Conditions).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer